Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended June 30, 2013 under IFRS

Wipro Records 11% YoY Growth in Net Income

Bangalore, India and East Brunswick, New Jersey, USA – July 26, 2013 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its first quarter ended June 30, 2013.

Highlights of the Results:

Results for the Quarter ended June 30, 2013:

•	Revenues from continuing operations were 97.35 billion ($1.64 billion1), an increase of 5% YoY.

•	Net Income from continuing operations was 16.23 billion ($273 million1), an increase of 11% YoY.

•	Non-GAAP Adjusted Net Income from continuing operations was 16.23 billion ($273 million1), an increase of 11% YoY.

•	Non-GAAP constant currency IT Services Revenue in dollar terms was $1,604.1 million, within our guidance range of $1,575 million to $1,610 million.

•	IT Services Revenue was $1,588.3 million, a sequential increase of 0.2% and YoY increase of 4.9%.

•	IT Services Revenues in Rupee terms was 89.36 billion ($1,501 million1), an increase of 7% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 17.85 billion ($300 million1), an increase of 2% YoY.

•	Operating Income to Revenue for IT Services was 20.0% for the quarter.

Performance for the quarter ended June 30, 2013

Azim Premji, Chairman of Wipro, commenting on the results said – “We are seeing higher confidence among our clients on the backdrop of positive macroeconomic developments, particularly in the US.”

T K Kurien, Executive Director & Chief Executive Officer of Wipro, said – “We are seeing a pickup in large deal closures which has reflected in strong order book in the current quarter. Our clients look to technology to pursue growth and profitability and increase organizational agility.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “Our investments in client mining have shown benefits with strong growth in our top clients. We have given wage hikes for both onsite and offshore employees effective June 2013, which has impacted our operating margins in the quarter.”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 28, 2013, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 59.52. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2013 was US$1= 56.26

Outlook for the Quarter ending September 30, 2013

We expect Revenues from our IT Services business to be in the range of $1,620 million to $1,650 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.54, Euro/USD at 1.31, AUD/USD at 0.97, USD/INR at 57.24.

IT Services

The IT Services segment had 147,281 employees as of June 30, 2013, an increase of 1,469 people in the quarter. We added 28 new customers for the quarter.

Wipro has won a multi-year, multi-million dollar contract with an APAC-based telecom service provider, to provide big data based analytics solutions to enable business transformation. Wipro, as the lead system integrator for this engagement, will transform business processes to improve end-customer experience, reduce churn and enhance decision making capabilities of the operator by providing meaningful insights into the consumer.

Wipro has won a major, multi-year deal from a leading provider of analytics solutions to Healthcare, CPG and Retail industries. Wipro will manage their data centers across the US and Europe on a cloud based hosted model, powering a responsive and reliable infrastructure. This backbone will be the harbinger of a data-motive Hadoop environment and the launch of their advanced analytics business.

Wipro has won a large multi-year deal in the infrastructure management space from a large global bank. As a part of the bank’s overall infrastructure services transformation initiative, Wipro will help the bank improve service levels and take out significant costs by rationalizing its infrastructure landscape. The service will be provided in a managed services model spanning 3 continents and will cover a gamut of services across multiple towers.

Wipro has won a large multi-year engagement with one of UK’s largest providers of life and general insurance. This includes the renewal of existing work as well as addition of new scope of work. Wipro will continue to provide application development and maintenance services across all their Life & Pension business platforms and will take it to the next level of maturity by converting these to managed services for application support and outcome based delivery.

Wipro has secured a deal from Saudi Arabian Airlines which includes IT Infrastructure and Application Managed Services, Infrastructure Upgrades and Enhancements, Sharepoint application development as well as strategic transformational consulting engagement.

Awards and accolades

Wipro was recognized by Cisco as the global winner in the “Architectural Excellence for Data Center” category at the annual Cisco Partner Summit, held at Boston, Massachusetts, for its contribution to the growth of Cisco’s Data Center business.

Leading M2M platform and application services provider, Axeda has recognized Wipro as its ‘M2Me SI Partner of the Year’ at Axeda Connexion, 2013, the M2M event of the year, held at Boston, Massachusetts.

The award is in recognition of Wipro’s strong vertical application offerings and its innovative solutions on the Axeda platform.

Wipro BPO was again recognized by Gartner, Inc. in the leaders’ quadrant in the report, “Magic Quadrant for Finance and Accounting (F&A) BPO, Global,” authored by Cathy Tornbohm and published May 29, 2013. Gartner positioned Wipro in the leaders quadrant based on its ability to execute and completeness of vision. The Magic Quadrant evaluated vendor capabilities in the Comprehensive Finance and Accounting business process outsourcing market among 17 providers.

Wipro was named amongst the top 3 in the ‘2013 Global Outsourcing 100’ list compiled annually by International Association of Outsourcing Professionals® (IAOP®), the global, standard-setting organization and advocate for the outsourcing profession. Placed at number three in the 2013 list, Wipro’s ranking has moved up by four places from the previous year.

IT Products

•	Our IT Products segment recorded Revenue of 8.17 billion ($137 million1) for the quarter, a YoY decrease of 14%.

•	EBIT was 131 million ($2 million1) for the quarter.

•	Operating Income to Revenue for this segment was 2% for the quarter.

Please see the table on page 7 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award and not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period.

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the quarter ended June 30, 2013, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Call

We will hold a conference call today at 06:45 p.m. Indian Standard Time (09:15 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally.

For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations		Contact for Media & Press
Manoj Jaiswal	Sridhar Ramasubbu	Vipin Nair
Phone: +91-80-25056186	Phone: +1 408-242-6285	Phone: 91-80-3991-6154
Manoj.Jaiswal@wipro.com	sridhar.ramasubbu@wipro.com	vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of June 30,
	2013	2013	2013
			Convenience translation into US$ in millions (Unaudited)
ASSETS
Goodwill	54,756	59,396	998
Intangible assets	1,714	1,925	32
Property, plant and equipment	50,525	51,432	864
Derivative assets	51	303	5
Non-current tax assets	10,308	11,061	186
Deferred tax assets	4,235	4,707	79
Other non-current assets	10,738	11,214	188

Total non-current assets	132,327	140,038	2,352

Inventories	3,263	3,517	59
Trade receivables	76,635	75,058	1,261
Other current assets	31,069	36,388	611
Unbilled revenues	31,988	37,534	631
Available for sale investments	69,171	63,219	1,062
Current tax assets	7,408	8,949	150
Derivative assets	3,031	2,627	44
Cash and cash equivalents	84,838	90,095	1,514

Total current assets	307,403	317,387	5,332

TOTAL ASSETS	439,730	457,425	7,684

EQUITY
Share capital	4,926	4,928	83
Share premium	11,760	12,049	202
Retained earnings	259,178	275,603	4,630
Share based payment reserve	1,316	1,103	19
Other components of equity	7,174	7,630	128
Shares held by controlled trust	(542)	(542)	(9)

Equity attributable to the equity holders of the company	283,812	300,771	5,054
Non-controlling Interest	1,171	1,025	17

Total equity	284,983	301,796	5,071

LIABILITIES
Long - term loans and borrowings	854	10,123	170
Deferred tax liabilities	846	854	14
Derivative liabilities	118	892	15
Non-current tax liability	4,790	4,666	78
Other non-current liabilities	3,390	3,289	55
Provisions	9	9	—

Total non-current liabilities	10,007	19,833	332

Loans and borrowings and bank overdrafts	62,962	43,543	732
Trade payables and accrued expenses	48,067	48,640	816
Unearned revenues	10,347	10,931	184
Current tax liabilities	10,226	12,795	215
Derivative liabilities	975	5,712	96
Other current liabilities	10,989	13,032	219
Provisions	1,174	1,143	19

Total current liabilities	144,740	135,796	2,281

TOTAL LIABILITIES	154,747	155,629	2,614

TOTAL EQUITY AND LIABILITIES	439,730	457,425	7,684

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(` in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2012	2013	2013
			Convenience translation into US $ in millions (Unaudited)

Continuing Operations
Gross revenues	90,827	97,294	1,635

Cost of revenues	(63,696)	(67,217)	(1,129)

Gross profit	27,131	30,077	506

Selling and marketing expenses	(5,772)	(6,860)	(115)
General and administrative expenses	(5,557)	(5,567)	(94)
Foreign exchange gains/(losses), net	1,656	52	1

Results from operating activities	17,458	17,702	298

Finance expenses	(1,292)	(495)	(8)
Finance and other income	2,413	3,361	56

Profit before tax	18,579	20,568	345
Income tax expense	(3,831)	(4,251)	(71)

Profit for the period from continuing operation	14,747	16,317	274

Discontinued operation
Profit after tax for the period from discontinued operation	1,151	—	—

Profit for the period	15,898	16,317	274

Attributable to:
Equity holders of the company	15,802	16,233	273
Non-controlling interest	92	84	1

Profit for the period	15,894	16,317	274

Profit from continuing operations attributable to:
Equity holders of the company	14,656	16,233	273
Non-controlling interest	92	84	1

	14,748	16,317	274

Earnings per equity share:
Attributable to equity share holders of the company
Basic	6.45	6.61	0.11
Diluted	6.43	6.60	0.11

From continuing operations
Basic	5.98	6.61	0.11
Diluted	5.96	6.60	0.11

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,451,401,169	2,454,805,910	2,454,805,910
Diluted	2,457,798,864	2,461,082,401	2,461,082,401

Additional Information
Segment Revenue
IT Services	83,143	89,363	1,501
IT Products	9,533	8,166	137
IT Services & Products	92,676	97,529	1,639
Consumer Care and Lighting (Discontinued operation)	9,798	—	—
Others (Discontinued operation)	3,887	—	—
Others	169	(183)	(3)
Total	106,530	97,346	1,636

Operating Income
IT Services	17,443	17,845	300
IT Products	211	131	2
IT Services & Products	17,654	17,976	302
Consumer Care and Lighting (Discontinued operation)	1,139	—	—
Others (Discontinued operation)	97	—	—
Others	(168)	(274)	(5)
Total	18,722	17,702	297

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company (Continuing operations)	14,656	16,233	273

Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(60)	(3)	—

Non-GAAP adjusted profit (Continuing operations)	14,596	16,230	273

Profit for the period attributable to Equity holders of the Company (Discontinued operations)	1,146	—	—

Adjustments :
Accelerated amortization of stock options that vest in a graded manner	1	—	—

Non-GAAP adjusted profit (Discontinued operations)	1,147	—	—

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

IT Services Revenue as per IFRS	1,588
Effect of Foreign currency exchange movement	16
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,604

IT Services Revenue as per IFRS	1,588
Effect of Foreign currency exchange movement	17
Non-GAAP Constant Currency IT Services Revenue based on previous yea exchange rates	1,605